VF 4-30-03

03015887

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 E. Swamp Road, Suite 200
(No. and Street)

Doylestown, PA 18901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Branca 267-880-1640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz + Sage
(Name – *if individual, state last, first, middle name*)

55 Northern Blvd., Great Neck, NY 11021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 28 2003

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C. 187 SECTION

Rampart Financial Services, Inc.

Financial Report

December 31, 2002

Schultz & Sage
Certified Public Accountants, P.C.
55 Northern Boulevard
Great Neck, New York 11021

(516) 466-5669

Board of Directors
Rampart Financial Services, Inc.

We have audited the accompanying Balance Sheet of Rampart Financial Services, Inc. as at December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Financial Services, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Sage CPAS, P.C.

Schultz & Sage Certified Public Accountants, P.C.
Great Neck, New York
February 24, 2003

Rampart Financial Services, Inc.
Balance Sheet
As at December 31, 2002

(Notes 1 and 2)

Assets

Current Assets:		
Cash in Banks	$ 74 739	
Accounts Receivable	29 129	
Prepaid Expenses	12 744	
Total Current Assets		$ 116 612
Fixed Assets		
Equipment	$ 19 344	
Less: Accumulated Depreciation	7 202	
Total Fixed Assets		12 142
Total Assets		$ 128 754

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts Payable	$ 24 507	
Total Liabilities		$ 24 507
Contingent Liabilities (Note 4)		- - -
Stockholders' Equity:		
Common Stock, no par value, authorized 200 shares, issued 100 shares	$100 000	
Additional Paid In Capital	100 000	
Retained Earnings (Deficit)	(95 753)	
Total Stockholders' Equity (Note 3)		104 247
Total Liabilities and Stockholders' Equity		$ 128 754

The accompanying notes are an integral part of these financial statements

Rampart Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues:		
Commission Income		$ 1 840 006
Expenses:		
Payroll – Officer	$ 80 850	
Payroll – Other	31 239	
Depreciation	3 039	
Travel	2 210	
Payroll Taxes & Employee Benefits	18 381	
Regulatory Fees & Expenses	6 471	
Rent (Note 4)	18 188	
Outside Sales Commissions	1 662 061	
Insurance	4 064	
Outside Services	9 000	
Other Expenses	6 124	
Total Expenses		1 841 627
Net Loss For Year (Note 2)		$(1 621)

The accompanying notes are an integral part of these financial statements.

Rampart Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Capital Stock - Common Shares	Capital Stock - Common Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2002	100	$100 000	$ 100 000	$ (91 315)	$ 108 685
Issue Common Stock	0	0	0	0	0
Additional Paid-In Capital	0	0	0	0	0
Loss				(1 621)	(1 621)
Distributions to Shareholders				(2 817)	(2 817)
Balance at December 31, 2002	100	$100 000	$ 100 000	$ (95 753)	$ 104 247

The accompanying notes are an integral part of these financial statements.

Rampart Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2002

Subordinated Borrowings at January 1, 2002	$ 0
Increases:	
Decreases:	
Subordinated Borrowings at December 31, 2002	$ 0

The accompanying notes are an integral part of these financial statements

Rampart Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from operating activities:		
Net Income		$ (1 621)
Adjustments to Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	$ 3 039	
Changes in Assets And Liabilities:		
Increase in Accounts Receivable	(29 129)	
Increase in Accounts Payable	12 630	
Increase in Prepaid Expenses	(2 674)	
Total Adjustments		(16 134)
Net Cash Applied To Operating Activities		$ (17 755)
Cash Flows from Investing and Financing Activities::		
Distributions to Shareholders	$(2 817)	
Fixed Asset Acquisitions	(955)	
Net Cash Applied to Investing and Financing Activities		(3 772)
Net Decrease in Cash Value		$(21 527)
Cash in Banks January 1, 2002		96 266
Cash in Banks December 31, 2002		$ 74 739

The accompanying notes are an integral part of these financial statements.

Schedule I

Rampart Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As at December 31, 2002

Net Capital:	
Total stockholders' equity	$ 104 247
Deductions and/or charges:	
Non-allowable assets:	
Other assets	54 015
Net capital before haircuts on securities positions	$ 50 232
Haircuts on securities	0
Net Capital	$ 50 232
Aggregate Indebtedness:	
Items included in consolidated statement of financial condition:	
Other accounts payable and accrued expenses	$ 24 507
Total aggregate indebtedness	$ 24 507
Computation of basic net capital requirement:	
Minimum net capital required	$ 5 000
Excess Net Capital	$ 45 232
Excess Net Capital at 1000%	$ 47 781
Ratio: Aggregate indebtedness to net capital	.49 to 1

The company has been advised of the differences in Part IIA of Form X-17A-5 as of December 31, 2002 and the computations of net capital, aggregate indebtedness, required net capital, and excess net capital contained in Schedule I. The company will submit an amended Form X-17A-S as of December 31, 2002

Schedule II

Rampart Financial Services, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

As at December 31, 2002

The firm operates pursuant to the (k)(1) exemption from the reserve requirement provision under Rule 15c-3-3.

Rampart Financial Services, Inc.
Notes to Financial Statements
December 31, 2002

1. Organization and Nature of Business

Rampart Financial Services, Inc. was incorporated in Pennsylvania on March 14, 1997. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company is also registered to distribute insurance products in various states.

2. Significant Accounting Policies

Basis of Presentation

Rampart Financial Services, Inc. is engaged in the business of distributing variable and traditional insurance products and shares of registered investment companies. Transactions are completed on an agency basis. Revenue is recognized after the transaction is settled with the issuer.

Income Taxes

Rampart Financial Services, Inc. has elected treatment as an S Corporation with the Internal Revenue Service. Therefore, no federal income tax provision is included in the company's financial statement. Due to net operating loss carry forwards, no provision for state taxes were made.

3. Net Capital Requirements

Rampart Financial Services, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of registration, 15 to 1 thereafter. At December 31, 2002, Rampart Financial Services, Inc. had net capital of $50 232 which was $45 232 in excess of its required net capital of $5,000. The company's net capital ratio was .49 to 1.

4. Contingent Liabilities

The company rents its offices from a related company on a month to month basis of $1 515 per month.

Standard insurance industry practice is to charge back commissions earned for policies cancelled generally within one year. Corresponding commissions paid out by the company would also be charged back to the producer.

Schultz & Sage
Certified Public Accountants, P.C.
55 Northern Boulevard
Great Neck, New York 11021

(516) 466-5669

Board of Directors
Rampart Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rampart Financial Services, Inc. (the Company), for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure

policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schultz & Sage CPA'S, P.C.

Schultz & Sage Certified Public Accountants, P.C.
February 24, 2003